FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the fiscal year ended December 31, 1995


Commission file no. 1-924



                           A.  Full title of the plan:



                               TRINOVA CORPORATION
                   RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



                 B.  Name of issuer of the securities
                     held pursuant to the plan and the
                     address of its principal executive office:


                               TRINOVA CORPORATION
                                  3000 Strayer
                             Maumee, Ohio 43537-0050


              This document, including exhibits, contains 28 pages.
                       The cover page consists of 1 page.
                    The Exhibit Index is located on page 27.

                              REQUIRED INFORMATION




            The following financial statements are furnished for the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan:



                                                                     Page


     Report of Independent Auditors                                    3
     Statements of Assets Available for
      Plan Benefits                                                    4
     Statements of Changes in Assets Available
      for Plan Benefits                                                5
     Notes to Financial Statements                                     6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number


      (1)       Consent of Independent Auditors



                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   TRINOVA CORPORATION
                                   RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



                                   By:  /S/ WILLIAM R. AMMANN
                                        William R. Ammann
                                        Vice President - Administration and
                                        Treasurer

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
TRINOVA Corporation
 Retirement Savings and Profit-Sharing Plan



We have audited the accompanying statements of assets available for plan benefits of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.





                                   /S/ ERNST & YOUNG LLP



Toledo, Ohio
May 31, 1996













- -3-

          STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
            TRINOVA CORPORATION
          RETIREMENT SAVINGS AND PROFIT-SHARING PLAN


                                                          December 31

                                                     1995             1994



ASSETS - Note 1
 Contributions receivable from employer         $25,123,673         $20,063,389
 Contributions receivable from employees            594,798               1,736
 Investments - Note 5
   Fixed Income Fund                            253,280,476         255,902,476
   Vanguard Mutual Funds                        206,811,782         146,962,206
   TRINOVA Stock Fund                            24,656,070          14,469,415
   Loans receivable from plan participants       13,184,364           9,415,580

                                                497,932,692         426,749,677

 ASSETS AVAILABLE FOR PLAN BENEFITS            $523,651,163        $446,814,802











See accompanying notes




















- -4-

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
    TRINOVA CORPORATION
       RETIREMENT SAVINGS AND PROFIT-SHARING PLAN




                                                  Year Ended December 31
                                            1995          1994          1993


ADDITIONS
 Assets at April 1, 1994 transferred
  from merged plans (Note 1)             $           $407,661,558    $
 Contributions by employees             19,075,293     14,081,847       571,110
 Contributions by employer              31,964,065     25,523,448       732,516
 Net investment income
  Interest                              16,767,116     12,559,652       266,324
  Dividends                             11,771,083      6,808,153       126,128

  Other - principally realized and
   unrealized gains (losses)
   on investments                       34,636,073    (4,226,014)       891,501
                                        63,174,272     15,141,791     1,283,953
                                       114,213,630    462,408,644     2,587,579


DEDUCTIONS
 Benefits paid to participants          37,292,958     25,979,573       854,447
 Investment management fees                 84,311         62,869        18,206
 Other - principally net
  transfers to affiliated
  benefit plans                         __________         15,558        12,189
                                        37,377,269     26,058,000       884,842


       NET ADDITIONS                    76,836,361    436,350,644     1,702,737

 Assets available for plan benefits
 at beginning of year                  446,814,802     10,464,158     8,761,421

        ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF YEAR       $523,651,163   $446,814,802   $10,464,158








See accompanying notes


- -5-

NOTES TO FINANCIAL STATEMENTS
TRINOVA CORPORATION
RETIREMENT SAVINGS AND PROFIT-SHARING PLAN

 December 31, 1995

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Merger of Plans


Effective April 1, 1994, the Vickers, Incorporated Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings and Profit Sharing Plan for Hourly Employees and the Retirement Savings Plan for Spring Arbor Hourly Employees were merged into the Plan. Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper.

Basis of Accounting


The accounting records of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition


Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Guaranteed investment contracts are stated at contract value. The contract value of these fully benefit-responsive contracts approximates the fair value.

Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.

The Plan's assets, along with assets of other plans, were maintained under a Master Trust agreement with The Northern Trust Company (the "Master Trust") through March 31, 1994. Therefore, the Plan had combined interest, dividends, realized gains and losses on sales of investments, and other-principally unrealized gains and losses on investments and reported the net amount on line b(viii) of Item 32 on Form 5500 for the year ended December 31, 1993. With the merger of the plans (as described above), on April 1, 1994, TRINOVA Corporation ("TRINOVA" or the "Company") entered into a Trust Agreement with Vanguard Fiduciary Trust Company (the "Trust") and the Plan's assets were transferred from the Master Trust to the Trust.

Reclassification


Certain balances from the prior year were reclassified to conform to the current year presentation.

NOTE 2 - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Eligible participants include all U.S. regular full-time salaried employees and non-bargaining hourly employees of TRINOVA and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), as well as certain part-time employees who worked more than 1,000 hours during the 12-month period. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). After-tax voluntary contributions up to 10 percent of annual wages were allowed through October 31, 1994.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the employee benefits administration department of the Company.

Each participant individually directs his or her contributions and TRINOVA's contributions, except for 25 percent of TRINOVA's profit-sharing contribution, into one or more of the following investment funds (in multiples of 1 percent).

(1) TRINOVA Stock Fund is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age 55. Upon reaching age 55, the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over TRINOVA's 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value. Participant directed contributions to the TRINOVA Stock Fund amounted to $1,688,543 and $742,527 for the year ended December 31, 1995 and 1994, with accumulated participant contributions and earnings of $14,833,389 and $8,754,104 at December 31, 1995 and 1994.

(2) The Fixed Income Fund is invested in fully benefit-responsive insurance company investment contracts, bank investment contracts and their equivalents. These contracts pay a negotiated interest rate for a period of one to five years. At December 31, 1995 and 1994, the investment contracts had a weighted average crediting interest rate of 6.21% and 6.47% respectively. The average yield on these contracts was 6.34% and 6.78% for the years ended December 31, 1995 and 1994 respectively.

      Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

(3) The Multi-Asset Fund was invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. This fund was terminated March 31, 1994 and all assets under this fund were transferred to the Vanguard STAR Fund. Brinson Partners, Inc. was the investment manager of the Multi-Asset Fund.

(4) The Government Securities Fund was invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities included U.S. Treasury bills, notes and bonds. This fund was terminated March 31, 1994 and all assets under this fund were transferred to the Vanguard Money Market Reserve U.S. Treasury Portfolio Fund. Ryan Labs., Inc. was the investment manager of the Government Securities Fund.

(5) Vanguard Mutual Funds are managed by The Vanguard Group of Investment Companies. There are seven individual mutual funds in which participants may invest:

      (a) Vanguard Money Market Reserves - U.S. Treasury Portfolio Fund (Money Market Fund): Money in the Money Market Fund is 100 percent invested in securities backed by the full faith and credit of the U.S. government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Fund are normally maintained in the range of 30 - 60 days and no longer than one year.

      (b) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

`     (c)  Vanguard Windsor II Fund (Windsor II Fund):  Money in the Windsor
           II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

      (d) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

      (e)  Vanguard International Growth Portfolio Fund (International Growth
           Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

      (f) Vanguard STAR Fund (STAR Fund): Money in the STAR Fund is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

      (g) Vanguard Fixed Income Securities - Long-term Corporate Portfolio Fund (Fixed Income Securities Fund): Money in the Fixed Income Securities Fund is invested in a diversified portfolio of long-term investment grade bonds which seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent.

TRINOVA reserves the right to amend, modify or terminate the Plan at any time.


NOTE 3 - BENEFITS

A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Withdrawals of pretax contributions, profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

NOTE 4 - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. Such a letter has been requested. TRINOVA believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and the trust will remain qualified and exempt from Federal income tax.

NOTE 5 - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's assets are as follows:
                                                    December 31
                                             1995                 1994
                                        _________________________________

Index Fund                              $ 45,832,054          $ 28,031,705
Windsor II Fund                           35,722,568            23,322,538
STAR Fund                                 80,788,703            63,439,180
Bankers Trust Delaware Contract           26,913,111            29,353,871
Mutual Benefit Life Insurance Contract    26,226,637            25,720,078

The Plan's investments, except for loans, were held in safekeeping by the Northern Trust Company as Trustee under a Master Trust agreement through March 31, 1994. The Master Trust held the investment assets for the Plan and other designated defined contribution plans of TRINOVA, Aeroquip and Vickers.

Net investment income of the Master Trust for the year ended December 31, 1993 and the period from January 1 through March 31, 1994 is as follows:


                                     Period of three        Year Ended
                                       months ended         December 31
                                      March 31, 1994           1993
                                      ______________        ____________


    Interest earned                  $  5,410,175             $21,924,851
    Dividends received                    172,192               2,182,874
    Other-principally realized
      and unrealized gains (losses)   (1,825,874)              11,992,838
                                     ____________             ___________
                                     $  3,756,493             $36,100,563



NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION
                                                                   Vanguard
                                                Fixed Income       Mutual       TRINOVA Stock
                                                    Fund            Funds          Fund
ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1994                         $255,902,476       $146,962,206   $14,469,415


ADDITIONS
 Contributions
  Employees                                     6,876,072         10,791,304       814,855
  Employer                                     10,021,894         10,849,801     6,032,086
                                               16,897,966         21,641,105     6,846,941
Net investment income
 Interest                                      15,851,574
 Dividends                                                        11,180,523       590,560
 Other - principally realized and
   unrealized gains (losses) on
   investments                                                    33,558,023     1,078,050
                                               15,851,574         44,738,546     1,668,610
                                               32,749,540         66,379,651     8,515,551

DEDUCTIONS
 Benefits paid to participants                 25,439,603          9,639,872     1,432,871
 Investment management fees                        40,191             35,751         8,369
 Other - net transfers
   among investment funds                       9,891,746        (3,145,548)   (3,112,344)
                                               35,371,540          6,530,075   (1,671,104)


NET ADDITIONS (DEDUCTIONS)                     (2,622,000)        59,849,576             10,186,655


ASSETS AVAILABLE FOR PLAN BENEFITS

AT DECEMBER 31, 1995                          $253,280,476      $206,811,782   $24,656,070




NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)

                                                                           Contributions
                                                                Loans       Receivable         Total
 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                                          $9,415,580    $20,065,125  $446,814,802

ADDITIONS
 Contributions
  Employees                                                                      593,062    19,075,293
  Employer                                                                     5,060,284    31,964,065
                                                                               5,653,346    51,039,358

Net investment income
  Interest                                                        915,542                   16,767,116
  Dividends                                                                                 11,771,083
  Other - principally realized and
  unrealized gains(losses) on investments                                                   34,636,073
                                                                  915,542                   63,174,272
                                                                  915,542      5,653,346   114,213,630

DEDUCTIONS
 Benefits paid to participants                                    780,612                   37,292,958
 Investment management fees                                                                     84,311
  Other - net transfers
  among investment funds                                      (3,633,854)                   __________
                                                              (2,853,242)                   37,377,269


NET ADDITIONS (DEDUCTIONS)                                      3,768,784      5,653,346    76,836,361

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                                         $13,184,364    $25,718,471  $523,651,163






- -12-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION
                                                                   Vanguard
                                                Fixed Income        Mutual      Multi-Asset    TRINOVA Stock
                                                    Fund            Funds           Fund            Fund


ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1993                           $3,288,535         $2,487,309    $2,726,582       $1,138,707

ADDITIONS
 Assets at April 1, 1994
  transferred from merged plans (Note 1)      249,823,573        137,716,170                     14,401,889
 Contributions
  Employees                                     5,625,494          7,926,612        55,629          477,243
  Employer                                      2,550,463          2,912,692       107,258          366,032

                                                8,175,957         10,839,304       162,887          843,275
Net investment income
 Interest                                      12,131,215                           20,986
 Dividends                                                         6,567,058             0          241,095
 Other - principally realized and
   unrealized gains (losses) on
    investments                                                  (1,946,681)           973      (2,277,608)

                                               12,131,215          4,620,377        21,959      (2,036,513)

                                              270,130,745        153,175,851       184,846       13,208,651
DEDUCTIONS
 Benefits paid to participants                 17,426,733          7,178,963                        843,023
 Investment management fees                        30,484             20,329         7,238            4,776
 Other - principally net transfers
 among investment funds and net
 transfers to benefit plans
 of affiliated companies                           59,587          1,501,662     2,904,190        (969,856)

                                               17,516,804          8,700,954     2,911,428        (122,057)


NET ADDITIONS (DEDUCTIONS)                    252,613,941        144,474,897   (2,726,582)       13,330,708


ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1994                         $255,902,476       $146,962,206  $      0          $14,469,415


                                                      -13-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)
                                                Government
                                                Securities                 Contributions
                                                Fund            Loans      Receivable          Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $ 134,082       $  173,833     $  515,110   $10,464,158

ADDITIONS
 Assets at April 1, 1994 transferred
   from merged plans (Note 1)                                   5,719,926                  407,661,558
 Contributions
   Employees                                      13,578                        (16,709)    14,081,847
   Employer                                       20,279                      19,566,724    25,523,448

                                                  33,857                      19,550,015    39,605,295

Net investment income
 Interest                                          2,798          404,653                   12,559,652
 Dividends                                                                                   6,808,153
 Other - principally realized and
 unrealized gains(losses) on
  investments                                     (2,698)                                  (4,226,014)

                                                      100         404,653                   15,141,791

                                                   33,957       6,124,579     19,550,015   462,408,644
DEDUCTIONS
 Benefits paid to participants                                    530,854                   25,979,573
 Investment management fees                           42                                        62,869
 Other - principally net transfers
   among investment funds and
   net transfers to benefit plans
   of affiliated companies                       167,997      (3,648,022)                       15,558

                                                 168,039      (3,117,168)     19,550,015    26,058,000


NET ADDITIONS (DEDUCTIONS)                     (134,082)        9,241,747     19,550,015   436,350,644


ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                           $       0      $9,415,580    $20,065,125  $446,814,802


                                                      -14-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)

                                                                   Vanguard
                                                Fixed Income        Mutual      Multi-Asset    TRINOVA Stock
                                                    Fund            Funds          Fund              Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1992                           $3,796,406         $1,571,316    $2,194,948       $  789,379

ADDITIONS
 Contributions
   Employees                                      120,588            194,076       155,703           59,393
   Employer                                        81,088            110,541        85,320           76,180

                                                  201,676            304,617       241,023          135,573

Net investment income
   Interest                                       241,855                            1,635              335
   Dividends                                                         100,914                         25,214
   Realized gains on sales
    of investments                                                    45,921        33,585           41,223
   Other - principally realized and
   unrealized gains (losses) on
   investments                                                       220,070       291,341          378,756

                                                  241,855            320,984       292,976          404,305

                                                  443,531            625,601       533,999          539,878

DEDUCTIONS
 Benefits paid to participants                    316,079            197,203       308,019           30,710
 Investment management fees                                            2,014        16,042
 Other - principally net transfers
   among investment funds and net
   transfers to benefit plans
   of affiliated companies                        635,323          (489,609)     (321,696)          159,840

                                                  951,402          (290,392)         2,365          190,550

NET ADDITIONS (DEDUCTIONS)                      (507,871)            915,993       531,634          349,328

ASSETS AVAILABLE FOR PLAN BENEFITS            $ 3,288,535           $2,487,309 $ 2,726,582      $ 1,138,707
AT DECEMBER 31, 1993


- -15-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)

                                                Government
                                                Securities                 Contributions
                                                   Fund         Loans       Receivable          Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                           $ 111,067       $172,729      $125,576      $8,761,421

ADDITIONS
 Contribution
  Employees                                        19,816                       21,534         571,110
  Employer                                         11,387                      368,000         732,516

                                                   31,203                      389,534       1,303,626
 Net investment income
  Interest                                          6,311          16,188                      266,324
  Dividends                                                                                    126,128
  Other - principally realized and
    unrealized gains(losses) on
    investments                                     1,334                                      891,501

                                                    7,645          16,188                    1,283,953

                                                   38,848          16,188      389,534       2,587,579
DEDUCTIONS
 Benefits paid to participants                      2,436                                      854,477
 Investment management fees                           150                                       18,206
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                          13,247          15,084                       12,189

                                                   15,833          15,084                      884,842

NET ADDITIONS (DEDUCTIONS)                         23,015           1,104      389,534       1,702,737

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                           $ 134,082       $ 173,833    $ 515,110     $10,464,158




NOTE 7 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1995 is as follows:

                                                Morgan                                            International
                                              Growth Fund     Index Fund      Windsor II Fund      Growth Fund
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                         $8,620,791      $28,031,705       $23,322,538       $18,248,898


 Contributions and transfers from other
   investment options                          1,796,591        5,092,941         3,836,403         2,538,041

 Net investment income
   Dividends                                   1,260,913        1,025,313         2,048,964           512,813
   Realized and unrealized
     gains/(losses)                            2,083,996       10,319,351         7,069,389         1,923,784
                                              3,344,909        11,344,664         9,118,353         2,436,597
Net Intra-Vanguard Transfers                   2,178,263        4,385,899         1,480,418       (2,804,258)
                                               7,319,763       20,823,504        14,435,174         2,170,380

 Benefit payments and transfer to
   other investment options                      821,444        3,017,620         2,030,855         1,345,531
 Expenses                                          1,941            5,535             4,289             2,913
                                                 823,385        3,023,155         2,035,144         1,348,444


NET ADDITIONS                                  6,496,378       17,800,349        12,400,030           821,936


 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                        $15,117,169      $45,832,054       $35,722,568       $19,070,834





- -17-

NOTE 7 - VANGUARD MUTUAL FUNDS (Continued)

                                                                                           Total
                                              Money         STAR          Fixed Income    Vanguard
                                           Market Fund      Fund        Securities Fund  Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                       $4,527,146   $63,439,180      $  771,948    $146,962,206

Contributions and transfers from other
  investment options                         2,633,073     7,907,452         317,523      24,122,024

Net investment income
  Dividends                                    371,073     5,834,835         126,612      11,180,523
  Realized and unrealized
    gains/(losses)                                        11,878,924         282,579       33,558,023
371,073                                     17,713,759       409,191      44,738,546
Net Intra-Vanguard Transfers                   106,959   (2,523,583)       1,631,931       4,455,629
3,111,105                                   23,097,628     2,358,645      73,316,199
Benefit payments and transfer to
  other investment options                     427,597     5,734,394          53,431      13,430,872
Expenses                                         7,048        13,711             314          35,751
                                               434,645     5,748,105          53,745      13,466,623

NET ADDITIONS                                2,676,460    17,349,523       2,304,900      59,849,576


ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1995                        $7,203,606   $80,788,703      $3,076,848    $206,811,782





NOTE 7 - VANGUARD MUTUAL FUNDS (Continued)

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1994 is as follows:
                                                Morgan                                            International
                                              Growth Fund     Index Fund      Windsor II Fund      Growth Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                           $289,658         $781,093          $768,412          $648,067


 Assets at April 1, 1994 transferred
  from merged plans (Note 1)                   8,131,373       25,306,737        20,305,837        15,050,725
 Contributions and transfers from other
   investment options                            936,772        2,767,667         2,343,155         1,766,176

 Net investment income
   Dividends                                     261,057          692,562         1,421,359           244,932
   Realized and unrealized
     gains/(losses)                             (67,963)          642,657         (744,245)            73,878

                                                 193,094        1,335,219           677,114           318,810
 Net Intra-Vanguard Transfers                   (428,911)        (440,654)          534,057         1,430,332

                                               8,832,328       28,968,969        23,860,163        18,566,043

 Benefit payments and transfer to
   other investment options                      499,862        1,714,550         1,303,316           963,251
 Expenses                                          1,333            3,807             2,721             1,961

                                                 501,195        1,718,357         1,306,037           965,212


NET ADDITIONS                                  8,331,133       27,250,612        22,554,126        17,600,831


 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                         $8,620,791      $28,031,705       $23,322,538       $18,248,898



                                                          -19-

NOTE 7 - VANGUARD MUTUAL FUNDS (Continued)
                                                                                                 Total
                                   Money            STAR       Fixed Income       Trustee        Vanguard
                                   Market Fund      Fund       Securities Fund    Cash Account   Mutual Fund


ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1993                               $0            $0              $0              $79      $2,487,309

 Assets at April 1, 1994 transferred
  from merged plans (Note 1)                 3,395,392    65,526,106                                     137,716,170
 Contribution and transfers from other
  investment options                         1,120,536     6,124,544          62,926                      15,121,776

 Net investment income
  Dividends                                    137,900     3,781,984          27,343            (79)       6,567,058
  Realized and unrealized
    gains/(losses)                                       (1,820,488)         (30,520)                     (1,943,681)

                                               137,900     1,961,496          (3,177)           (79)       4,620,377

 Net Intra-Vanguard Transfers                   93,545    (5,055,543)        725,223                      (3,141,951)

                                             4,747,373    68,556,603         784,972            (79)     154,316,372
 Benefit payments and transfer to
  other investment option
 Expenses                                        2,244         8,209              54                          20,329

                                               220,227     5,117,423          13,024                       9,841,475


NET ADDITIONS (DEDUCTIONS)                   4,527,146    63,439,180         771,948            (79)     144,474,897


 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                       $4,527,146   $63,439,180        $771,948        $      0    $146,962,206




NOTE 7 - VANGUARD MUTUAL FUNDS (Continued)

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:
                                                Morgan                                            International
                                              Growth Fund     Index Fund      Windsor II Fund      Growth Fund


ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $256,610         $631,953         $550,526             $134,720


  Contributions and transfers from other
   investment options                          188,000          306,534          225,521              289,918

 Net investment income
  Dividends                                     32,027           20,752           42,917                5,218
  Realized and unrealized
    gains/(losses)                             (8,987)           52,271           42,566              134,220

                                                23,040           73,023           85,483              139,438

  Net Intra-Vanguard Transfers                 (61,863)        (110,206)          54,658              117,411

                                               149,177          269,351          365,392              546,767

 Benefit payments and transfer to
   other investment options                    115,727          119,292          147,059               33,174

 Expenses                                          402              919              447                  246

                                               116,129          120,211          147,506               33,402


NET ADDITIONS (DEDUCTIONS)                      33,048          149,140          217,886              513,347

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                         $289,658         $781,093         $768,412             $648,067



                                                      -21-

NOTE 7 - VANGUARD MUTUAL FUNDS (Continued)
                                                                                Total
                                                Trustee        Benefits       Vanguard
                                              Cash Account     Payable       Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $    2,505     ($ 4,998)      $1,571,316

 Contribution and transfers from other
  investment options                                                          1,009,703


 Net investment income
  Dividends                                                                     100,914
  Realized and unrealized
   gains/(losses)                                                               220,070

                                                                                320,984

 Net Intra-Vanguard Transfer
                                                                              1,330,687
 Benefit payments and transfer to
  other investment options                          2,426       (4,998)         412,680
 Expenses                                                                         2,014

                                                    2,426       (4,998)         414,694


NET ADDITIONS (DEDUCTIONS)                        ( 2,426)       4,998          915,993

 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                             $    79      $     0       $2,487,309





                                                      -22-